SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of May 2010
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated May 13, 2010 in respect of Retirement of Independent Non-Executive Director, Appointment of Independent Non-Executive Director and Change of Audit Committee and Remuneration Committee Members.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: May 14, 2010	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR,
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR
AND
CHANGE OF AUDIT COMMITTEE AND
REMUNERATION COMMITTEE MEMBERS
Retirement of Independent Non-Executive Director
The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) announces that Mr. Wu Jinglian (“Mr. Wu”), an independent non-executive director of the Company, having considered his advanced age, did not seek for re-election and has retired as a director as from the conclusion of the Annual General Meeting of the Company held on 12 May 2010. Mr. Wu ceased to be the Chairman of the Remuneration Committee and a member of the Audit Committee of the Company on the same day.
Mr. Wu has confirmed that there is no disagreement with the Board and that there is no matter relating to his retirement that needs to be brought to the attention of the shareholders of the Company.
Mr. Wu had been an independent non-executive director, the Chairman of the Remuneration Committee and a member of the Audit Committee of the Company since 2000. The Board takes this opportunity to express its sincere gratitude to Mr. Wu and acknowledge the contributions of Mr. Wu during his office as director of the Company with the highest regard.
Appointment of Independent Non-Executive Director and Member of Audit Committee and Remuneration Committee
The Board is pleased to announce that Mr. Cai Hongbin (“Mr. Cai”) has been appointed as an independent non-executive director as well as a member of the Audit Committee and the Remuneration Committee of the Company with effect from 13 May 2010.

Mr. Cai, aged 43, is currently an Associate Dean and a Professor in Applied Economics at Guanghua School of Management at Peking University, a Director of J. Mirrlees Institute of Economic Policy Research (IEPR) at Peking University and an Associate Director of Center of Poverty Research at Peking University. Besides, Mr. Cai is Independent Non-Executive Director of Concord Medical Services Holdings Limited (listed on the New York Stock Exchange), China Everbright Bank Company Limited and Beijing Venusense Technology. Prior to joining Guanghua School of Management at Peking University, Mr. Cai served as an Assistant Professor of the Economics Department at University of California, Los Angeles, from 1997 to 2005. Mr. Cai received a bachelor’s degree in Mathematics from Wuhan University in 1988, a master’s degree in Economics from Peking University in 1991, and a doctoral degree in Economics from Stanford University in 1997. In addition, Mr. Cai was awarded New Century Excellent Talents in University from Ministry of Education of the People’s Republic of China (the “Ministry of Education”) in 2006, the National Outstanding Young Researcher from National Science Foundation of China in 2007 and the National Changjiang Scholar from the Ministry of Education in 2008. Mr. Cai has carried out extensive research in the areas of, among others, game theory, industrial organization, corporate finance and Chinese economy, and has published many academic papers in top international and national journals.
Mr. Cai does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company, nor has any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.
Mr. Cai has not entered into any service contract with the Company. The terms of the services agreed between Mr. Cai and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. Mr. Cai is subject to retirement by rotation at the annual general meeting of the Company in accordance with the articles of association of the Company.
Mr. Cai will receive an annual fee of HK$300,000 as an independent non-executive director of the Company, an annual fee of HK$70,000 as a member of the Audit Committee of the Company as well as an annual fee of HK$20,000 as a member of Remuneration Committee of the Company. Such remuneration has been determined with reference to Mr. Cai’s duties and prevailing market conditions. Other than the aforesaid annual fees, Mr. Cai is not entitled to any bonus or other emoluments.
Save as disclosed above, there is no information in relation to the appointment of Mr. Cai that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to his appointment that needs to be brought to the attention of the shareholders of the Company.
The Board would like to extend its warmest welcome to Mr. Cai for his appointment.
Appointment of Chairman of Remuneration Committee
The Board further announces that, with effect from 13 May 2010, Mr. Cheung Wing Lam Linus, an independent non-executive director of the Company, has been appointed as the Chairman of the Remuneration Committee of the Company.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 13 May 2010
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-executive director	:	Cesareo Alierta Izuel
Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin